Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

HUGHES SUPPLY, INC.,

MRO MERGER CORP.,

FS EQUITY PARTNERS IV, L.P.,

CENTURY AIRCONDITIONING HOLDINGS, INC., DENNIS C. BEARDEN

AND

CENTURY MAINTENANCE SUPPLY, INC.

November 26, 2003

TABLE OF CONTENTS

1. Definitions.	1
2. The Merger and Conversion of Securities.	6
2.1 The Merger.	6
2.2 The Closing.	7
2.3 Deliveries at the Closing.	7
2.4 Effect on Capital Stock.	8
2.5 Purchase Price Adjustment.	8
2.6 Method of Payment.	11
3. Representations and Warranties Concerning the Transaction.	13
3.1 Representations and Warranties of the Significant Stockholders.	13
3.2 Representations and Warranties of the Buyer and the Merger Sub.	14
4. Representations and Warranties Concerning the Company and Its Subsidiaries.	14
4.1 Organization, Qualification, and Corporate Power.	15
4.2 Capitalization.	15
4.3 Noncontravention.	15
4.4 Brokers’ Fees.	16
4.5 Title to Assets.	16
4.6 Subsidiaries.	16
4.7 Financial Statements.	16
4.8 SEC Filings.	17
4.9 Events Subsequent to Most Recent Fiscal Year End.	17
4.10 Legal Compliance; Permits and Licenses.	19
4.11 Tax Matters.	20
4.12 Real Property.	21
4.13 Intellectual Property.	22
4.14 Tangible Assets.	24
4.15 Contracts.	24
4.16 Powers of Attorney.	25
4.17 Insurance.	25
4.18 Litigation.	26
4.19 Product Warranty.	26
4.20 Employees.	27
4.21 Employee Benefits.	27
4.22 Guaranties.	29
4.23 Environment, Health, and Safety.	29
4.24 Certain Business Relationships with the Company and Its Subsidiaries.	29
4.25 Customers and Suppliers.	29
4.26 Disclosure.	29
5. Pre-Closing Covenants.	30
5.1 General.	30
5.2 Notices and Consents.	30
5.3 Operation of Business.	30
5.4 Preservation of Business.	30
5.5 Access.	30
5.6 Notice of Developments.	31
5.7 Exclusivity.	32
5.8 Certain Financial Matters.	32

i

5.9 Employee Benefits.	32
5.10 Approval of Merger and Optional Redemption.	33
5.11 Employment Agreements.	34
5.12 Amendment of Contract.	34
6. Post-Closing Covenants.	34
6.1 General.	34
6.2 Litigation Support.	34
6.3 Transition.	34
6.4 Non-Solicitation.	35
6.5 Provision of Financial Statements.	35
6.6 Certain Tax Matters.	35
6.7 Employee Matters.	37
7. Conditions to Obligation to Close.	37
7.1 Conditions to Obligation of the Buyer.	37
7.2 Conditions to Obligations of the Company and the Significant Stockholders.	38
8. Remedies for Breaches of This Agreement.	39
8.1 Survival of Representations and Warranties.	39
8.2 Indemnification Provisions for Benefit of the Buyer.	39
8.3 Indemnification Provisions for Benefit of the Significant Stockholders.	41
8.4 Matters Involving Third Parties.	41
8.5 Limitations.	42
8.6 Determination of Adverse Consequences.	43
8.7 Other Indemnification Provisions.	43
8.8 Directors’ and Officers’ Indemnification.	43
9. Termination.	44
9.1 Termination of Agreement.	44
9.2 Effect of Termination.	45
10. Miscellaneous.	45
10.1 Nature of Certain Obligations.	45
10.2 Press Releases and Public Announcements.	45
10.3 No Third-Party Beneficiaries.	45
10.4 Entire Agreement.	45
10.5 Succession and Assignment.	46
10.6 Counterparts.	46
10.7 Headings.	46
10.8 Notices.	46
10.9 Governing Law.	47
10.10 Amendments and Waivers.	48
10.11 Severability.	48
10.12 Expenses.	48
10.13 Construction.	48
10.14 Specific Performance.	49
10.15 Attorneys’ Fees.	49
10.16 Stockholders’ Representative.	49
10.17 Confidentiality.	50

Exhibit A=Option Holder Consent

Exhibit B=Letter of Transmittal

Exhibit C=Historical Financial Statements

Exhibit D=Form of Opinions of Counsel to the Company and the Significant Stockholders

ii

Schedule 1.1(a)=Net Assets Calculation

Schedule 2.6(c)=Certain Significant Stockholders

Schedule 5.2=Consents

Schedule 5.11=Persons subject to Non-Solicitation

Schedule 5.12=Terms of Amended Agreement

Significant Stockholder Disclosure Letter =Exceptions to the Significant Stockholders’ Representation and Warranties Concerning the Transaction

Buyer Disclosure Letter =Exceptions to the Buyer’s Representations and Warranties Concerning the Transaction

Company Disclosure Letter=Exceptions to Representations and Warranties Concerning the Company and Its Subsidiaries

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”) is made and entered into to be effective as of November 26, 2003, by and among Hughes Supply, Inc., a Florida corporation (the “Buyer”), MRO Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Buyer (the “Merger Sub”), FS Equity Partners IV, L.P., a Delaware limited partnership (the “Stockholders’ Representative”), Century Airconditioning Holdings, Inc. (“Century AC”), Dennis C. Bearden (“Bearden”) (the Stockholders’ Representative, Century AC and Bearden are collectively referred to as the “Significant Stockholders”), and Century Maintenance Supply, Inc., a Delaware corporation (the “Company”). The Buyer, the Merger Sub, the Company and the Significant Stockholders are referred to collectively herein as the “Parties.”

Background

The Significant Stockholders in the aggregate own more than 87% of the voting power of the Company Common Shares and all of the Company Preferred Shares. This Agreement contemplates a transaction in which the Buyer will acquire the Company by merging Merger Sub with and into the Company, with the Company as the Surviving Corporation in the Merger and the stockholders of the Company to receive the Purchase Price for such acquisition of the Company by the Buyer. The respective Boards of Directors of the Buyer, the Merger Sub, and the Company have approved this Agreement and the Merger on the terms and conditions set forth herein. Each Significant Stockholder has approved and bound itself to the terms of this Agreement.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

Terms

1. Definitions.

“Adjustment Dispute Notice” has the meaning set forth in Section 2.5(c) below.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, environmental investigation and remedial costs, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Affiliated Group” means any affiliated group within the meaning of Code Sec. 1504 or any similar group defined under a similar provision of state, local or foreign law.

“Applicable Rate” means the corporate base rate of interest announced from time to time by SunTrust Bank.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

“Buyer” has the meaning set forth in the preface above.

“Buyer Disclosure Letter” has the meaning set forth in Section 3.2 below.

“Certificate” has the meaning set forth in Section 2.6 below.

“Certificate of Merger” has the meaning set forth in Section 2.1 below.

“Closing” has the meaning set forth in Section 2.2 below.

“Closing Date” has the meaning set forth in Section 2.2 below.

“Closing Date Net Assets Amount” has the meaning set forth in Section 2.5(b) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Share Price” means the quotient determined by dividing the Preliminary Purchase Price by the sum of (i) the number of Company Common Shares outstanding immediately prior to the Closing plus (ii) the number of Company Common Shares issuable upon the exercise of the Company Options outstanding and vested immediately prior to or as of the Closing.

“Company” has the meaning set forth in the preface above.

“Company and Stockholder Transaction Expenses” means the costs and expenses (including legal, advisory and other fees and expenses) of the Company and the Stockholders’ Representative incurred in connection with this Agreement and the transactions contemplated hereby.

“Company Common Share” means any share of the Common Stock, par value $0.001 per share, of the Company.

“Company Disclosure Letter” has the meaning set forth in Section 4 below.

“Company Options” means all outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock, all of which are listed in Section 4.2 of the Company Disclosure Letter.

“Company Preferred Share” means any share of the Class B Preferred Stock, par value $0.001 per share, of the Company.

“Company SEC Reports” has the meaning set forth in Section 4.8 below.

“Company Shares” means the Company Common Shares and the Company Preferred Shares.

“Controlled Group of Corporations” has the meaning set forth in Code Sec. 1563.

“DGCL” shall mean the Delaware General Corporation Law, as amended through the date of this Agreement.

“Dissenting Stockholders” has the meaning set forth in Section 2.4(f) below.

“Effective Time” has the meaning set forth in Section 2.1 below.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Sec. 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Sec. 3(1).

“Environmental Laws” means the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Emergency Planning and Community Right-to-Know Act of 1986, and the Resource Conservation and Recovery Act of 1976, each as amended, together with all other applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof) concerning pollution or protection of the environment, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, toxic materials or wastes, asbestos, PCBs, methylene chloride, trichloroethylene, 1,2-trans-dichloroethylene, or dioxins into ambient air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Date Net Assets Amount” has the meaning set forth in Section 2.5(a) below.

“Excess Loss Account” has the meaning set forth in Treas. Reg. Section 1.1502-19.

“Fiduciary” has the meaning set forth in ERISA Sec. 3(21).

“Final Closing Date Balance Sheet” has the meaning set forth in Section 2.5(b) below.

“Final Closing Date Net Assets Amount” has the meaning set forth in Section 2.5(c) below.

“Financial Statement” has the meaning set forth in Section 4.7 below.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means all indebtedness or other obligation of the Company or any of its Subsidiaries for borrowed money, whether current, short-term or long-term, secured or unsecured, capitalized lease obligations (excluding obligations over $50,000 per annum individually or $250,000 per annum in the aggregate), and all accrued interest, premiums, penalties and other obligations relating thereto.

“Indemnified Party” has the meaning set forth in Section 8.4 below.

“Indemnifying Party” has the meaning set forth in Section 8.4 below.

“Indemnity Cap” has the meaning set forth in Section 8.5 below.

“Indemnity Deductible” has the meaning set forth in Section 8.5 below.

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations- in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), Internet web sites and domain names, (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Intercompany Transaction” has the meaning contemplated by Treas. Reg. Section 1.1502-13.

“Knowledge” means with respect to the Company, (i) the actual knowledge of any of Dennis Bearden, Joseph Semmer, Richard Penick and Dennis Teeter, in each case after reasonable investigation, and (ii) the actual knowledge of any of Mark J. Doran, William C. Johnson, Jon D. Ralph and J. Frederick Simmons, in each case without investigation.

“Letter of Transmittal” has the meaning set forth in Section 2.6(b) below.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Material Adverse Effect” means a material adverse effect on the business, assets, financial condition or results of operations of the applicable Person or entity.

“Merger” has the meaning set forth in Section 2.1 below.

“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in Section 4.7 below.

“Most Recent Fiscal Month End” has the meaning set forth in Section 4.7 below.

“Most Recent Fiscal Year End” has the meaning set forth in Section 4.7 below.

“Multiemployer Plan” has the meaning set forth in ERISA Sec. 3(37).

“Net Assets Amount” means, as of a particular balance sheet date, an amount calculated as set forth in Schedule 1.1(a) attached hereto.

“Net Assets Holdback” has the meaning set forth in Section 2.5(f) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” has the meaning set forth in the preface above.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Preferred Share Amount” means the product of (i) the number of Company Preferred Shares outstanding at the Closing Date multiplied by (ii) the Preferred Share Price.

“Preferred Share Price” means $106.625 (which is the redemption price, including the call premium in effect on the Closing Date) plus all accumulated and unpaid dividends thereon (as set forth in the Company’s certificate of designation for the Company Preferred Shares) for each Company Preferred Share.

“Preliminary Purchase Price” means $360,000,000, plus (i) the aggregate exercise price of the Company Options that are vested immediately prior to or as of the Closing, plus or minus (ii) the amount determined pursuant to the third or fourth sentences of Section 2.5(a) below, as applicable, minus (iii) the amount of any Indebtedness existing at Closing which is to be paid by the Buyer on behalf of the Company as described in Section 7.1(d) below, minus (iv) the Preferred Share Amount, minus (v) the Company and Stockholder Transaction Expenses.

“Prohibited Transaction” has the meaning set forth in ERISA Sec. 406 and Code Sec. 4975.

“Purchase Price” has the meaning set forth in Section 2.5(d) below.

“Reportable Event” has the meaning set forth in ERISA Sec. 4043.

“Reviewing Accountant” has the meaning set forth in Section 2.5(c) below.

“SEC” has the meaning set forth in Section 4.8 below.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, restriction on transfer, conditional sales agreement, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet delinquent, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) those shown on the face of or the footnotes to the Most Recent Financial Statements, (e) those which do not materially detract from the value or use of the property subject thereto, (f) those created by zoning laws and other land use restrictions that do not materially impair the use of the real property as currently conducted, (g)

easements, rights of way, reservations, licenses, charges, liens and other similar encumbrances that do not materially impair the use of the real property as currently conducted, (h) liens and encumbrances affecting the fee interest of any leased real property, and (i) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Significant Stockholder Disclosure Letter” has the meaning set forth in Section 3.1 below.

“Subsidiary” means any corporation, partnership, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or otherwise direct the management of the entity.

“Surviving Corporation” has the meaning set forth in Section 2.1(b) below.

“Target Net Assets Amount” means $77,422,000.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise, escheat, abandoned property, unclaimed property, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 8.4 below.

“Transfer” has the meaning set forth in Section 5.10(c) below.

2. The Merger and Conversion of Securities.

2.1 The Merger.

(a) On and subject to the terms and conditions of this Agreement, at the Effective Time the Merger Sub shall be merged with and into the Company (the “Merger”) in accordance with the DGCL. At the Closing a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed and acknowledged by the Merger Sub and the Company in accordance with the DGCL and shall be filed with the Secretary of State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger (or at such later time reflected in such Certificate of Merger as shall be agreed to by the Buyer and the Company). The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time.”

(b) At the Effective Time, the Merger Sub shall be merged with and into the Company, and the separate corporate existence of the Merger Sub shall cease, and the Company shall continue as the “Surviving Corporation” under the laws of the State of Delaware.

(c) From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

(d) At the Effective Time the certificate of incorporation of the Company shall survive the Merger but immediately shall be amended to amend and restate such certificate of incorporation so as to be identical to the certificate of incorporation of Merger Sub in its entirety at the Effective Time (with the addition of Article X of the certificate of incorporation of the Company); provided, however, that the name of the Surviving Corporation shall remain “Century Maintenance Supply, Inc.” unless and until the Buyer shall decide to further amend the Company’s certificate of incorporation to provide for another name. Notwithstanding the foregoing, the terms of the certificate of incorporation of the Surviving Corporation concerning directors’ and officers’ indemnification shall comply with the provisions of Section 8.8 below.

(e) The bylaws of the Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (with the addition of Section 8 of the bylaws of the Company) except that the name shown on such bylaws shall be “Century Maintenance Supply, Inc.” unless and until such bylaws thereafter shall be changed in accordance with the provisions thereof, the provisions of the certificate of incorporation of the Surviving Corporation and applicable law. Notwithstanding the foregoing, the terms of the bylaws of the Surviving Corporation concerning directors’ and officers’ indemnification shall comply with the provisions of Section 8.8 below.

(f) At the Effective Time, the directors of the Merger Sub shall be the directors of the Surviving Corporation, with each of such directors to hold office, subject to the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation, until the next annual stockholders’ meeting of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Merger Sub shall, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation, be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

2.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Knight LLP in Orlando, Florida, commencing at 10:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date, time and place as the Buyer and the Stockholders’ Representative may mutually determine (the “Closing Date”); provided, however, that the Parties shall use their commercially reasonable efforts to close prior to December 31, 2003, but no Party shall be obligated to close prior to December 31, 2003 unless the Buyer and the Stockholders’ Representative otherwise mutually agree in writing.

2.3 Deliveries at the Closing. At the Closing, (a) the Stockholders’ Representative and the Company will deliver to the Buyer the various certificates, instruments, and documents referred to in Section 7.1 below, (b) the Buyer will deliver to the Company the various certificates, instruments, and documents referred to in Section 7.2 below and (c) the Buyer will deliver to the Stockholders’ Representative by wire transfer of immediately available funds to the account designated by the Stockholders’ Representative the Net Assets Holdback and the Stockholder Holdback pursuant to Section 2.6 below.

2.4 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Buyer, the Company or any holder of Company Shares or Company Options:

(a) All Company Preferred Shares and Company Common Shares owned by the Company as treasury stock immediately prior to the Effective Time shall, by virtue of the Merger, and without any action on the part of the holder thereof, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(b) Each issued and outstanding share of common stock of the Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(c) Each Company Preferred Share shall be converted into a right to receive, upon surrender of the certificate representing such Company Preferred Share, cash equal to the Preferred Share Price.

(d) Each Company Common Share shall be converted into a right to receive, upon surrender of the certificate representing such Company Common Share, cash equal to the Common Share Price.

(e) Each Company Option that is outstanding and vested immediately prior to or as of the Effective Time (including as a result of the acceleration of the vesting and exercisability of such Company Option pursuant to its terms), shall be cancelled in exchange for a single lump sum cash payment, to be paid by the Surviving Corporation as soon as practicable following the Closing upon its receipt of a release in the form of Exhibit A attached hereto, equal to the product of (i) the number of Company Common Shares subject to such Company Option and (ii) the excess, if any, of the Common Share Price at the Effective Time over the exercise price per share of such Company Option, subject to any required withholding of Taxes, and less such holder’s proportionate share of (A) the Net Assets Holdback and, (B) with respect to the holders of Company Shares listed in Schedule 2.6(c) attached hereto, the Stockholder Holdback (as defined in Section 2.6(c) below), in each case based on the sum of the number of Company Common Shares outstanding immediately prior to the Closing plus the number of Company Common Shares issuable upon the exercise of the Company Options outstanding and vested immediately prior to or as of the Closing.

(f) Notwithstanding anything in this Agreement to the contrary but only to the extent required by the DGCL, and subject to Section 5.10 below, Company Common Shares that are issued and outstanding immediately prior to the Effective Time and are held by Persons who comply with all the provisions of the DGCL concerning appraisal rights for the fair value of their Company Common Shares in connection with the Merger (the “Dissenting Stockholders”) shall not be converted into the right to receive the Common Share Price but shall become the right to receive such consideration as may be determined to be due such Dissenting Stockholder pursuant to Section 262 of the DGCL.

2.5 Purchase Price Adjustment. The Preliminary Purchase Price shall be subject to adjustment according to this Section 2.5.

(a) At least five (5) business days prior to the Closing Date, the Company shall deliver to the Buyer a good faith written estimate of the Net Assets Amount as of the Closing Date (the “Estimated Closing Date Net Assets Amount”), which shall be subject to the Buyer’s review. The Estimated Closing Date Net Assets Amount shall be prepared in accordance with Schedule 1.1(a) and GAAP and using the same accounting principles, practices and methodologies that were used to prepare the Most Recent Balance Sheet (and the Company’s delivery of the Estimated Closing Date Net Assets Amount to the Buyer shall include supporting schedules of the type prepared in connection with the Most Recent Balance Sheet). If the Estimated Closing Date Net Assets Amount is greater than the Target Net Assets Amount, the Preliminary Purchase Price shall be increased by such amount. If the Estimated Closing Date Net Assets Amount is less than the Target Net Assets Amount, the Preliminary Purchase Price shall be reduced by such amount. The Company will also deliver to the Buyer, at least five (5) business days prior to the Closing Date, a certificate setting forth an estimate of the Indebtedness and the Company and Stockholder Transaction Expenses as of the Closing Date.

(b) Within twenty (20) days after the Closing Date, the Buyer will prepare and deliver to the Stockholders’ Representative a balance sheet of the Company as of the Closing Date (the “Final Closing Date Balance Sheet”), including a calculation of the Net Assets Amount as of the Closing Date (the “Closing Date Net Assets Amount”). The Final Closing Date Balance Sheet shall be prepared in accordance with Schedule 1.1(a) and GAAP and using the same accounting principles, practices and methodologies that were used to prepare the Most Recent Balance Sheet.

(c) The Stockholders’ Representative shall have a period commencing upon delivery of the Final Closing Date Balance Sheet by Buyer and expiring ten (10) days after such delivery date to review the Final Closing Date Balance Sheet. The Stockholders’ Representative shall have full access during regular business hours and upon reasonable notice to all relevant books and records and employees of the Surviving Corporation to the extent necessary to complete its review of the Final Closing Date Balance Sheet in a manner not unreasonably interfering with the business of the Surviving Corporation. In the event the Stockholders’ Representative disputes the determination of the Closing Date Net Assets Amount, the Stockholders’ Representative shall, within ten (10) days after delivery of the Final Closing Date Balance Sheet, deliver a notice to the Buyer (the “Adjustment Dispute Notice”), setting forth in reasonable detail the component or components which are in dispute and the basis of such dispute. If the Stockholders’ Representative fails to deliver an Adjustment Dispute Notice to Buyer within ten (10) days after Buyer’s delivery of the Final Closing Date Balance Sheet, then the Significant Stockholders and the other holders of the Company Common Shares and the Company Options shall be bound by the calculation of the Closing Date Net Assets Amount that accompanied the Final Closing Date Balance Sheet prepared by Buyer, and the Closing Date Net Assets Amount shall be deemed to be the Final Closing Date Net Assets Amount, and any required payments shall be made pursuant to Section 2.5(e) below based on such Final Closing Date Net Assets Amount. If the Stockholders’ Representative delivers the Adjustment Dispute Notice within such ten (10) day period, then the Buyer and the Stockholders’ Representative will use reasonable efforts to resolve any such dispute within ten (10) days after receipt by the Buyer of the Adjustment Dispute Notice. If the Buyer and the Stockholders’ Representative fail to resolve any such dispute within ten (10) days after receipt by the Buyer of the Adjustment Dispute Notice, they shall submit the dispute to Ernst & Young LLP (the “Reviewing Accountant”) to review the Closing Date Net Assets Amount set forth on the Final Closing Date Balance Sheet. The Buyer and the Stockholders’ Representative shall make available to the Reviewing Accountant all work papers and all other information and material in their possession relating to the matters in the Adjustment Dispute Notice. The Reviewing Accountant shall be instructed to use its commercially reasonable efforts to deliver its determination as promptly as practicable after such submission of the dispute to the Reviewing Accountant.

The Parties hereby expressly agree that the determination of the Reviewing Accountant shall be final and binding on the parties (absent fraud or manifest bad faith by the Reviewing Accountant). The Closing Date Net Assets Amount on the Final Closing Date Balance Sheet as determined by the Buyer (if not disputed), or as modified (if at all) by agreement of the Buyer and the Stockholders’ Representative or by decision of the Reviewing Accountant, shall be the “Final Closing Date Net Assets Amount”. Each Party shall bear its own expenses and the fees and expenses of its own representatives and experts, including its independent accountants, in connection with the preparation, review, dispute (if any) and final determination of the Final Closing Date Net Assets Amount, and such fees and expenses of the holders of the Company Shares shall be paid, if necessary, from the Net Assets Holdback. The costs, expenses and fees of the Reviewing Accountant shall be borne by the holders of the Company Shares, on the one hand, and the Buyer, on the other hand, based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount actually contested by such Party (and which, in the case of the holders of the Company Shares, shall be paid, if necessary, from the Net Assets Holdback).

(d) Within ten (10) days after the Final Closing Date Net Assets Amount has become final and binding on the parties pursuant to Section 2.5(c), the Preliminary Purchase Price will be adjusted as follows (the Preliminary Purchase Price as so adjusted is referred to as the “Purchase Price”):

(i) If the Final Closing Date Net Assets Amount is greater than the sum of (A) the Estimated Closing Date Net Assets Amount plus (B) $100,000, the Buyer shall pay to the Stockholders’ Representative (for the benefit of the holders of the Company Common Shares and Company Options), by wire transfer in immediately available funds to the account designated by the Stockholders’ Representative, an amount equal to such excess, which amount will be allocated (after reducing such amount by the fees and expenses incurred by such holders pursuant to the last two sentences of Section 2.5(c) above) among and distributed by the Stockholders’ Representative to the holders of the Company Common Shares and Company Options in proportion to their respective holdings of the Company Common Shares (calculated on an as-converted basis) as of the Closing.

(ii) If the Final Closing Date Net Assets Amount is less than the difference between (A) Estimated Closing Date Net Assets Amount minus (B) $100,000, the Stockholders’ Representative shall pay to the Buyer, by wire transfer in immediately available funds to the accounts designated by the Buyer, an amount equal to such deficit (which shall not be limited to the Net Assets Holdback).

(e) Any amounts payable pursuant to this Section 2.5 will bear interest from and including the Closing Date to but excluding the date of payment at the Applicable Rate.

(f) The Stockholders’ Representative agrees that it shall retain, and not distribute to its general or limited partners, or to the holders of the Company Common Shares or the Company Options, $3,000,000 of the Preliminary Purchase Price (the “Net Assets Holdback”) until the Final Closing Date Net Assets Amount has become final and binding on the Parties pursuant to Section 2.5(c) and all amounts required to be paid by the Stockholders’ Representative or the Buyer pursuant to Section 2.5(d) have been paid in full. The Stockholders’ Representative will pay any Company and Stockholder Transaction Expenses exceeding the estimate thereof from the Net Assets Holdback and/or the Stockholder Holdback.

2.6 Method of Payment.

(a) The Buyer shall act as its own paying agent under this Agreement for purposes of distributing the Preliminary Purchase Price and the Preferred Share Amount as contemplated hereby. On the Closing Date the Buyer shall segregate (and, in the case of the Company Options, cause the Surviving Corporation to segregate) into a separate account monies in an amount equal to the Preliminary Purchase Price and the Preferred Share Amount and shall hold the same for the holders of the Company Shares and the Company Options under this Agreement.

(b) Promptly after the date of this Agreement, and from time to time following the exercise of any Company Options prior to the Effective Time, the Company shall send to each holder of Company Common Shares a letter of transmittal from such holder to the Buyer in substantially the form of Exhibit B attached hereto (the “Letter of Transmittal”) stating:

(i) that payment of the Common Share Price or Preferred Share Price, as applicable, payable to such holder shall be made against and only upon delivery to the Buyer by such holder of the certificates which immediately prior to the Effective Time represented outstanding Company Shares (the “Certificates”) owned by such Person;

(ii) that risk of loss and title to the Certificates and other items required to be delivered by the holder shall pass only upon delivery of such items to the Buyer, and that all such items the form of which is not attached hereto shall be in customary form, including such customary provisions as the Surviving Corporation or the Buyer reasonably may specify in its written instructions for use by the holders of the Company Shares in effecting the surrender to the Buyer of such items.

(c) Following the execution and delivery to the Buyer of a Letter of Transmittal by a holder of Company Shares accompanied by the Certificates, at the Closing the Buyer shall pay (or, if such execution and delivery occurs after the Closing, the Buyer shall pay within three (3) business days) by wire transfer of immediately available funds to the account designated by the holder of Company Shares in its Letter of Transmittal the Common Share Price or Preferred Share Price, as applicable, deliverable in respect thereof, less (i) such holder’s proportionate share of the Net Assets Holdback (based on the sum of the number of Company Common Shares outstanding immediately prior to the Closing plus the number of Company Common Shares issuable upon the exercise of the Company Options outstanding and vested immediately prior to or as of the Closing), which amount shall be delivered at the Closing by the Buyer to the Stockholders’ Representative by wire transfer of immediately available funds to the account designated by the Stockholders’ Representative to hold in accordance with Section 2.5(f) above and (ii) with respect to the holders of Company Shares listed in Schedule 2.6(c) attached hereto, such holder’s share of $8,890,051 (or such different amount as is requested in writing by the Stockholders’ Representative from the Buyer) (the “Stockholder Holdback”), which share of such amount shall be calculated using the percentages set forth next to each such holder’s name in Schedule 2.6(c), and which amount shall be delivered at the Closing by the Buyer to the Stockholders’ Representative by wire transfer of immediately available funds to the account designated by the Stockholders’ Representative. Until so surrendered, each Certificate shall be deemed, for all corporate purposes, to evidence only the right to receive upon such surrender the amount to which such Person is entitled pursuant to this Section 2. No interest shall be paid or accrued in respect of any cash payments made hereunder.

(d) If the Common Share Price or Preferred Share Price (or any portion thereof) is to be delivered to a Person other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it shall be a condition to the payment of such amount that the Certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the Person requesting such transfer pay to the Buyer any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Buyer that such Taxes have been paid or are not required to be paid.

(e) At and after the Effective Time, each holder of a Certificate representing Company Shares shall cease to have any rights as a stockholder of the Company, except for the right to surrender its Certificate in exchange for payment of the Common Share Price or Preferred Share Price, as applicable. No transfer of Company Shares shall be made on the stock transfer books of the Surviving Corporation. Certificates presented to the Surviving Corporation after the Effective Time shall be canceled and exchanged for the Common Share Price or Preferred Share Price, as applicable, as provided in this Section 2. At the close of business on the day of the Effective Time the stock ledger of the Company with respect to Company Shares shall be closed.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Buyer shall issue in exchange for such lost, stolen or destroyed Certificate the amount deliverable in respect thereof as determined in accordance with this Section 2, provided that the Person to whom such amount is paid shall, as a condition precedent to the payment thereof, indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

(g) The Buyer shall make no distribution of a Dissenting Stockholder’s Common Share Price unless and until the validity of such claim as a Dissenting Stockholder (subject to Section 5.10 below) has been determined and the fair value of a Dissenting Stockholder’s Company Common Shares has been determined for any Dissenting Stockholder in the manner contemplated by Section 262 of the DGCL. At that time, the Buyer shall pay to the Buyer or the Surviving Corporation from the segregated fund established under Section 2.6(a) above the Common Share Price for the Dissenting Stockholder’s Company Common Shares and, subject to Section 8.2(e) below, the Buyer or the Surviving Corporation shall pay from its own funds the fair value of such Dissenting Stockholder’s Company Common Shares.

(h) Any portion of the segregated Preliminary Purchase Price or Preferred Share Amount on deposit with the Buyer that remains undistributed for one year after the Effective Time shall be delivered to or as directed by Buyer, upon demand, and any holders of Certificates who have not theretofore complied with this Section 2 shall thereafter look only to Buyer (subject to abandoned property, escheat and other similar legal requirements) as a general creditor for payment of their claim for the same, with such sums to be paid only upon compliance by such holder of Company Shares with all conditions to payment of the same specified in this Section 2.

3. Representations and Warranties Concerning the Transaction.

3.1 Representations and Warranties of the Significant Stockholders. Each of the Significant Stockholders represents and warrants to the Buyer, severally and not jointly, that the statements contained in this Section 3.1 are correct and complete as of the date of this Agreement with respect to himself or itself, except as set forth in the disclosure letter delivered by Significant Stockholders to Buyer concurrently with the execution and delivery of this Agreement (the “Significant Stockholder Disclosure Letter”).

(a) Organization of Certain Significant Stockholder. If the Significant Stockholder is an entity, the Significant Stockholder is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

(b) Authorization of Transaction. The Significant Stockholder has full power and authority (including, if the Significant Stockholder is a corporation, full corporate power and authority) to execute and deliver this Agreement and to perform his or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Significant Stockholder, enforceable in accordance with its terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to creditors’ rights generally and general equitable principles. The Significant Stockholder need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, other than the filings required to be made by the Stockholders’ Representative and the Buyer under the Hart-Scott-Rodino Act.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Significant Stockholder is subject or, if the Significant Stockholder is a corporation, any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any material agreement, contract, lease, license, instrument, or other arrangement to which the Significant Stockholder is a party or by which he or it is bound or to which any of his or its assets is subject, other than termination of the waiting period under the Hart-Scott-Rodino Act.

(d) Brokers’ Fees. The Significant Stockholder has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

(e) Company Shares. The Significant Stockholder holds of record and owns beneficially the number of Company Shares set forth next to his or its name in Section 4.2 of the Company Disclosure Letter, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Significant Stockholder is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Significant Stockholder to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Agreement). The Significant Stockholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

3.2 Representations and Warranties of the Buyer and the Merger Sub. The Buyer and the Merger Sub represent and warrant to the Company and the Significant Stockholders, jointly and severally, that the statements contained in this Section 3.2 are correct and complete as of the date of this Agreement, except as set forth in the disclosure letter delivered by Buyer to the Stockholders’ Representative concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Letter”).

(a) Organization. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida. The Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

(b) Authorization of Transaction. Each of the Buyer and the Merger Sub has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each of the Buyer and the Merger Sub, enforceable in accordance with its terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to creditors’ rights generally and general equitable principles. Neither the Buyer nor the Merger Sub need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, other than the filings required to be made by the Stockholders’ Representative and the Buyer under the Hart-Scott-Rodino Act.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of the Buyer or the Merger Sub is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any material agreement, contract, lease, license, instrument, or other arrangement to which any of the Buyer or the Merger Sub is a party or by which it is bound or to which any of its assets is subject, other than termination of the waiting period under the Hart-Scott-Rodino Act.

(d) Brokers’ Fees. Neither the Buyer nor the Merger Sub has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which any Significant Stockholder could become liable or obligated.

(e) Investment. The Buyer is not acquiring the Company Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

(f) Financing. The Buyer has available, or has firm financing commitments to provide, the funds necessary to pay the Purchase Price and the Preferred Share Amount as contemplated by this Agreement.

4. Representations and Warranties Concerning the Company and Its Subsidiaries. The Company represents and warrants to the Buyer that the statements contained in this Section 4 are correct and complete as of the date of this Agreement, except as set forth in the disclosure letter delivered by the Company to the Buyer concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”). Nothing in the Company Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Company Disclosure Letter identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The Company Disclosure Letter will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.

4.1 Organization, Qualification, and Corporate Power. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be in good standing or qualified would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries has full corporate power and authority and all material licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to creditors’ rights generally and general equitable principles. Section 4.1 of the Company Disclosure Letter lists the directors and officers of each of the Company and its Subsidiaries. The Company has delivered to the Buyer correct and complete copies of the charter and bylaws of each of the Company and its Subsidiaries (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of each of the Company and its Subsidiaries are correct and complete in all material respects, and no meetings of the stockholders, board of directors or any committees of the board of directors have been held for which minutes have not been prepared and are not contained in such minute books. None of the Company and its Subsidiaries is in default under or in violation of any provision of its charter or bylaws.

4.2 Capitalization. As of the date of this Agreement, the entire authorized capital stock of the Company consists of (a) 15,000,000 Company Common Shares, of which 12,190,498 Company Common Shares are issued and outstanding, and (b) 2,000,000 shares of preferred stock, of which 227,363.7169 Company Preferred Shares are issued and outstanding. All of the issued and outstanding Company Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record as set forth in Section 4.2 of the Company Disclosure Letter. Except as set forth in Section 4.2 of the Company Disclosure Letter, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. None of the capital stock of the Company was issued in violation of any applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder). There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

4.3 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of the Company and its Subsidiaries is subject or any provision of the charter or bylaws of any of the Company and its Subsidiaries or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which any of the Company and its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), other than termination of the waiting period under the Hart-Scott-Rodino Act, as well as such violations, conflicts, defaults, accelerations, rights, notices or consents under subparagraphs (a) or (b) which would not result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or impede the ability of the Company and the Significant Stockholders to consummate the transactions contemplated by this Agreement. None of the Company and its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, other than the filings required to be made by the Stockholders’ Representative or the Company and the Buyer under the Hart-Scott-Rodino Act, as well as such other notices, filings, authorizations, consents or approvals, the absence of which would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or impede the ability of the Company and the Significant Stockholders to consummate the transactions contemplated by this Agreement.

4.4 Brokers’ Fees. None of the Company and its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

4.5 Title to Assets. The Company and its Subsidiaries have good and marketable title to the material properties and assets used by them, located on their premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

4.6 Subsidiaries. Section 4.6 of the Company Disclosure Letter sets forth for each Subsidiary of the Company (a) its name and jurisdiction of incorporation, (b) the number of shares of authorized capital stock of each class of its capital stock, (c) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (d) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and nonassessable. One of the Company and its Subsidiaries holds of record and owns beneficially all of the outstanding shares of each Subsidiary of the Company, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, conversion rights, exchange rights, or other contracts or commitments that could require any of the Company and its Subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of its Subsidiaries or that could require any Subsidiary of the Company to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company. None of the Company and its Subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary of the Company.

4.7 Financial Statements. Attached hereto as Exhibit C are the following financial statements (collectively the “Financial Statements”): (a) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2000, December 31, 2001, and December 31, 2002 (the “Most Recent Fiscal Year End”) for the Company and its Subsidiaries; and (b) unaudited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the nine months ended September 30, 2003 (the “Most Recent Fiscal Month End”) for the Company and its Subsidiaries. Prior to the Closing, the Company will deliver to the Buyer, within twenty (20) days after each month end, copies of such monthly financial statements as it customarily prepares in the Ordinary Course of Business. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for such periods and are consistent with the books and records of the Company and its Subsidiaries (which books and records are materially correct and complete); provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items. To the Knowledge of the Company, since December 31, 2002 there has not been any material change in the Company’s internal controls.

4.8 SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the Securities and Exchange Commission (“SEC”) since January 1, 1998. The Company has delivered or made available to the Buyer all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file subsequent to the date hereof), as amended, that the Company has filed with the SEC since January 1, 1998 are referred to herein as the “Company SEC Reports”. As of their respective dates, the Company SEC Reports (a) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (b) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Company SEC Report. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

4.9 Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, there has not been any Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, and no event has occurred that may result in such a Material Adverse Effect. Without limiting the generality of the foregoing, since that date the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and:

(a) none of the Company and its Subsidiaries has sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

(b) none of the Company and its Subsidiaries has entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than $200,000 or outside the Ordinary Course of Business, other than those relating to purchases or sales of inventory and the renewal of personal or real property leases entered into in the Ordinary Course of Business;

(c) no party (including any of the Company and its Subsidiaries) has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $200,000 to which any of the Company and its Subsidiaries is a party or by which any of them is bound;

(d) none of the Company and its Subsidiaries has imposed any Security Interest upon any of its assets, tangible or intangible;

(e) none of the Company and its Subsidiaries has made any capital investment in, any loan to, or any acquisition of the securities or assets of (including by merger or consolidation), any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $100,000 or outside the Ordinary Course of Business;

(f) none of the Company and its Subsidiaries has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(g) none of the Company and its Subsidiaries has delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business or accelerated or accepted the prepayment of any notes or accounts receivable outside the Ordinary Course of Business;

(h) none of the Company and its Subsidiaries has cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

(i) none of the Company and its Subsidiaries has granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(j) there has been no change made or authorized in the charter or bylaws of any of the Company and its Subsidiaries;

(k) none of the Company and its Subsidiaries has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(l) none of the Company and its Subsidiaries has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(m) none of the Company and its Subsidiaries has experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(n) none of the Company and its Subsidiaries has made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business;

(o) none of the Company and its Subsidiaries has entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(p) none of the Company and its Subsidiaries has granted any increase in the base compensation of any of its directors, officers, and employees outside the Ordinary Course of Business;

(q) none of the Company and its Subsidiaries has adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);

(r) none of the Company and its Subsidiaries has made any other change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(s) none of the Company and its Subsidiaries has made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

(t) there has not been any change in accounting methods, practices or policies followed by the Company and its Subsidiaries (other than as required by GAAP), any increase in reserves or any revaluation of any of their assets from those in effect during the past fiscal year;

(u) there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving any of the Company and its Subsidiaries; and

(v) none of the Company and its Subsidiaries has committed to any of the foregoing.

4.10 Legal Compliance; Permits and Licenses.

(a) Each of the Company, its Subsidiaries, and their respective predecessors and Affiliates has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against, and no notice, correspondence, inquiry or other communication has been received by, any of them alleging any failure to so comply.

(b) The Company and its Subsidiaries have all material permits, licenses, orders, franchises and approvals of all federal, state, local and foreign governments (and all agencies thereof) necessary or desirable for the operation of the businesses of the Company and its Subsidiaries as currently conducted. All such permits, licenses, orders, franchise and approvals are in full force and effect, and no suspension or cancellation of any of such items are pending or, to the Knowledge of the Company, threatened.

4.11 Tax Matters.

(a) Each of the Company and its Subsidiaries has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes owed by any of the Company and its Subsidiaries (whether or not shown on any Tax Return) have been or will be paid prior to the Closing or accrued as a Tax liability or payable or as part of the Tax reserve on the Final Closing Date Balance Sheet. None of the Company and its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. Since December 31, 1998, no claim has been made by an authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of any of the Company and its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for any Tax, the payment of which is not delinquent and not subject to penalties.

(b) Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) There is no dispute or claim concerning any Tax Liability of any of the Company and its Subsidiaries either (i) claimed or raised by any authority in writing delivered to any of the Company and its Subsidiaries or (ii) as to which the Company has Knowledge based upon personal contact with any agent of such authority. Section 4.11 of the Company Disclosure Letter lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Company and its Subsidiaries for taxable periods ended on or after December 31, 2000, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered or made available to the Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries for all periods beginning after December 31, 1998.

(d) None of the Company and its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) None of the Company and its Subsidiaries has filed a consent under Code Sec. 341(f) concerning collapsible corporations. None of the Company and its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Sec. 280G. None of the Company and its Subsidiaries has been a United States real property holding corporation within the meaning of Code Sec. 897(c)(2) during the applicable period specified in Code Sec. 897(c)(1)(A)(ii). Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Sec. 6662. None of the Company and its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company and its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any Liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the Most Recent Fiscal Month End, exceed the payable or Liability for Taxes plus the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in each case as set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that payable or Liability for Taxes plus that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(g) The Company has made all necessary disclosures required by Treas. Reg. § 1.6011-4. The Company has not been a participant in a “listed transaction” as defined in Treas. Reg. § 1.6011-4(b)(3).

4.12 Real Property.

(a) Neither the Company nor any Subsidiary owns any real property.

(b) Section 4.12(b) of the Company Disclosure Letter lists and describes briefly all real property leased or subleased to any of the Company and its Subsidiaries. The Company and its Subsidiaries have a valid leasehold interest in such real property, free and clear of all Security Interests. The Company has delivered to, or made available for review by, the Buyer correct and complete copies of the leases and subleases listed in Section 4.12(b) of the Company Disclosure Letter (as amended to date). With respect to each lease and sublease listed in Section 4.12(b) of the Company Disclosure Letter:

(i) the lease or sublease is legal, valid, binding, enforceable, and in full force and effect;

(ii) subject to obtaining any necessary consents identified in Section 4.12(b)(ii) of the Company Disclosure Letter, the lease or sublease is valid and will continue to be legal, valid, binding, enforceable, and in full force and effect on the terms and conditions set forth in said leases or subleases following the consummation of the transactions contemplated hereby;

(iii) no party to the lease or sublease is in material breach or default, nor has the Company or any of its Subsidiaries, in its capacity as a tenant or subtenant under a lease or sublease, received written notice of any material breach, default, or event which, with the giving of time or passing of notice would constitute an event of default (including in breach or default of any written notification to the landlord thereunder of storage and/or use of hazardous materials on the leased premises to the extent required by applicable lease or sublease provisions), and to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification, or acceleration thereunder, except for any such breaches or defaults which would not have a Material Adverse Effect, whether individually or in the aggregate, as to the lease or sublease;

(iv) there are no disputes, oral agreements, or forbearance programs in effect which would have a Material Adverse Effect, whether individually or in the aggregate, as to the lease or sublease;

(v) to the Knowledge of the Company, with respect to each sublease, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to any matter which would have a Material Adverse Effect, whether individually or in the aggregate, to the underlying lease;

(vi) there are no pending or, to the Knowledge of the Company, threatened material condemnation proceedings, lawsuits, or administrative actions which would have a Material Adverse Effect, whether individually or in the aggregate, relating to the property where the facility is leased or subleased or other matters which would have a Material Adverse Effect, whether individually or in the aggregate, on the current use, occupancy, or value thereof; and

(vii) neither the Company nor any Subsidiary, in its capacity as a tenant or subtenant under a lease or sublease, has received any written notice from the landlord or sublandlord, as applicable, that there are any hazardous materials stored and/or used on the leased premises in violation of the terms of the lease or sublease.

4.13 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use pursuant to license, sublicense, agreement, or permission all material Intellectual Property necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted. Each such item of Intellectual Property owned or used by any of the Company and its Subsidiaries immediately prior to the Closing hereunder will be owned or available for use by the Company or the Subsidiary on identical terms and conditions immediately subsequent to the Closing hereunder. Each of the Company and its Subsidiaries has taken all necessary action to maintain and protect each such item of Intellectual Property that it owns or uses.

(b) To the Knowledge of the Company, none of the Company and its Subsidiaries has infringed upon or misappropriated any Intellectual Property rights of third parties, and none of the Company and its Subsidiaries has received, in the five (5) years preceding the date of this Agreement, any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that any of the Company and its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the Company, in the five (5) years preceding the date of this Agreement, no third party has infringed upon or misappropriated any Intellectual Property rights of any of the Company and its Subsidiaries other than those listed in Section 4.13(b) of the Company Disclosure Letter.

(c) Section 4.13(c) of the Company Disclosure Letter identifies each issued or pending patent, issued or pending copyright registration, pending trademark application or trademark registration, if any, which has been made by or issued to any of the Company and its Subsidiaries, and identifies each license, agreement, or other permission which any of the Company and its Subsidiaries has granted to any third party with respect to any of its material Intellectual Property (together with any exceptions). The Company has delivered to the Buyer correct and complete copies of all such applications and registrations, licenses, agreements, and permissions (as amended to date) and have made available to the Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 4.13(c) of the Company Disclosure Letter also identifies each trade name or unregistered trademark owned and currently being used by any of the Company and its Subsidiaries in connection with any of its businesses. With respect to each item of Intellectual Property required to be identified in Section 4.13(c) of the Company Disclosure Letter:

(i) the Company’s and its Subsidiaries’ right, title, and interest in and to the items are free and clear of any Security Interest, undisclosed license, or other restriction;

(ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge of infringement or misappropriation;

(iii) no action, suit, proceeding, hearing, investigation, charge of infringement or misappropriation, complaint, claim, or demand is currently pending and, to the Knowledge of the Company, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand has been threatened in the preceding twelve (12) months which challenges the legality, validity, enforceability, use, or ownership of the item; and

(iv) there are no undisclosed indemnity obligations of the Company or any of its Subsidiaries that have not been disclosed to the Buyer for or against any interference, infringement or misappropriation.

(d) Section 4.13(d) of the Company Disclosure Letter identifies each item of material Intellectual Property that any third party owns and that any of the Company and its Subsidiaries uses pursuant to license, sublicense, agreement, or permission. The Company has delivered to the Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). To the Knowledge of the Company, with respect to each item of Intellectual Property required to be identified in Section 4.13(d) of the Company Disclosure Letter:

(i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms and conditions following the Closing;

(iii) no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv) no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

(vi) the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of the Company, is threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and

(viii) none of the Company and its Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

(e) To the Knowledge of the Company, no Intellectual Property owned or used by the Company is currently interfering with, infringing upon, misappropriating or otherwise in conflict with, any Intellectual Property rights of third parties as a result of the continuing operation of its business as currently conducted.

4.14 Tangible Assets. The Company and its Subsidiaries own or lease all buildings, machinery, equipment, and other tangible assets necessary for the conduct of their businesses as currently conducted. The Company and its Subsidiaries also have vehicular access to and access to services for all such tangible real property assets. Such tangible assets have been maintained in the Ordinary Course of Business, are in good operating condition and repair in the aggregate (subject to normal wear and tear), and are suitable for the purposes for which it currently is used. Neither the Company nor its Subsidiaries has received any written notice that any facility lacks legal access to those services necessary for the conduct of their businesses as currently conducted.

4.15 Contracts. Section 4.15 of the Company Disclosure Letter lists the following contracts and other agreements to which any of the Company and its Subsidiaries is a party:

(a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $200,000 per annum;

(b) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of one year or more (and is entered into other than in the Ordinary Course of Business) or involve consideration in excess of $200,000 (other than purchase orders or sales orders in the Ordinary Course of Business);

(c) any agreement concerning a partnership or joint venture or providing for payments to or by any Person based on or determined by reference to sales, purchases or profits, other than direct payments for products;

(d) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or any agreement (or group of related agreements) under which it has imposed a Security Interest on any of its assets, tangible or intangible, or any currency or interest rate swap, collar or hedge agreement;

(e) any agreement concerning confidentiality or noncompetition or which contains any covenant that purports to restrict the business activity of any of the Company and its Subsidiaries or limits their ability to engage in any line of business;

(f) any agreement with any of the holders of the Company Shares and their Affiliates (other than the Company and its Subsidiaries) or with any employee or director (other than employment or stock option agreements);

(g) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation or other equity-based or profit sharing type plan or arrangement for the benefit of its current or former directors, officers, and employees;

(h) any collective bargaining agreement;

(i) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $75,000 (including commissions and bonus payments) or providing severance benefits;

(j) any agreement under which it has advanced or loaned any amount to any of its directors, officers and employees outside the Ordinary Course of Business;

(k) any agreement for the acquisition of the securities or substantially all of the assets of any other Person (including by merger or consolidation);

(l) any agreement containing an express undertaking to pay liquidated damages or a penalty in excess of $200,000; and

(m) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $200,000 (other than purchase orders or sales orders in the Ordinary Course of Business).

The Company has delivered to the Buyer a correct and complete copy of each written agreement listed in Section 4.15 of the Company Disclosure Letter (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 4.15 of the Company Disclosure Letter. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) except as provided in Section 4.15 of the Company Disclosure Letter, the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms and conditions following the consummation of the transactions contemplated hereby; (C) no party is in material breach or default, and, to the Knowledge of the Company, no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated, whether in writing or, to the Knowledge of the Company, otherwise, any material provision of the agreement.

4.16 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any of the Company and its Subsidiaries.

4.17 Insurance. Section 4.17 of the Company Disclosure Letter sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which any of the Company and its Subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five (5) years:

(a) the name, address, and telephone number of the agent;

(b) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(c) the policy number and the period of coverage;

(d) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage;

(e) whether the policy was provided on a primary, excess, umbrella or other basis;

(f) if known, the remaining, intact and unexhausted liability limits; and

(g) a description of any retroactive premium adjustments or other loss-sharing or experience-based Liability arrangements.

With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms and conditions following the consummation of the transactions contemplated hereby; (C) neither any of the Company and its Subsidiaries nor, to the Knowledge of the Company, any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy against the Company or any of its Subsidiaries; and (D) no party to the policy has repudiated, whether in writing or, to the Knowledge of the Company, otherwise, any material provision thereof. Section 4.17 of the Company Disclosure Letter describes any self-insurance arrangements affecting any of the Company and its Subsidiaries.

4.18 Litigation. Section 4.18 of the Company Disclosure Letter sets forth each instance in which any of the Company and its Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the Knowledge of the Company, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section 4.18 of the Company Disclosure Letter could have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no executive or key employee of any of the Company and its Subsidiaries is a party or is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator that would in any way adversely affect his or her ability to perform his or her employment duties, except for divorce proceedings involving any such individual. The Company has no reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against any of the Company and its Subsidiaries, except for divorce proceedings involving any such individual.

4.19 Product Warranty. No product manufactured, sold, leased, or delivered by any of the Company and its Subsidiaries is subject to any guaranty, warranty, or other indemnity beyond the applicable standard guaranty or warranty provided by the third party manufacturer of such product.

4.20 Employees. Section 4.20 of the Company Disclosure Letter contains a list of the names and current salary rates and bonus commitments for all employees of the Company and its Subsidiaries whose annual salaries exceed $75,000. To the Knowledge of the Company, as of the date of this Agreement, no executive, key employee, or group of employees has any plans to terminate employment with any of the Company and its Subsidiaries. No executive or key employee of any of the Company and its Subsidiaries is a party to, or is otherwise bound by, any agreement that in any way adversely affects or will affect the performance of his or her employment duties, his or her ability to assign to any of the Company and its Subsidiaries any rights to any invention, improvement, discovery or information relating to the business of the Company and its Subsidiaries, or the ability of any of the Company and its Subsidiaries to conduct its business. None of the Company and its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. None of the Company and its Subsidiaries has committed any material unfair labor practice, and each of the Company and its Subsidiaries has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and plant closing. The Company has no Knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of any of the Company and its Subsidiaries.

4.21 Employee Benefits.

(a) Section 4.21 of the Company Disclosure Letter lists each Employee Benefit Plan that any of the Company and its Subsidiaries maintains or to which any of the Company and its Subsidiaries contributes.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) has been operated in all material respects in accordance with its terms and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws.

(ii) All reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, PBGC-1’s, and Summary Plan Descriptions) required to have been filed or distributed in respect of the three prior plan years as to each such Employee Benefit Plan have been filed or distributed appropriately. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code Sec. 4980B, if applicable, have been met in all material respects with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan.

(iii) All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid by the time required by ERISA, the Code, and other applicable laws to each such Employee Benefit Plan which is an Employee Pension Benefit Plan.

(iv) For each Employee Pension Benefit Plan that is intended to be a “qualified plan” under Code Section 401(a), the Company has either (A) received a favorable determination letter (a “GUST Determination Letter”) from the Internal Revenue Service that takes into account any change required to be made to such Employee Pension Benefit Plan in order to comply with the requirements of Code Section 401(a), as amended by the Retirement Protection Act of 1994, enacted as part of the Uruguay Round Agreements Act, the Uniform Services Employment and

Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Transportation Revenue Act of 1998, Internal Revenue Service Restructuring and Reform Act of 1998, and Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”), (B) timely filed an application for determination with the IRS requesting a determination that such Employee Pension Benefit Plan meets the requirements of Code Section 401(a), as amended by GUST, and that an any trust established in connection with the Employee Pension Benefit Plan is exempt from federal income taxation of Code Section 501(a) (hereinafter referred to as a “GUST Application for Determination”), or (C) where there is no GUST Determination Letter or GUST Application for Determination, the Employee Pension Benefit Plan either is within its remedial amendment period or is a prototype plan on which the Company may rely upon the prototype sponsor’s current and effective opinion letter from the Internal Revenue Service. The Company has provided the Buyer with a true and complete copy of each GUST Determination Letter or GUST Application for Determination received or filed by Company with respect to each such Employee Pension Benefit Plan, or in the case of a prototype document (as referenced above) the sponsor’s opinion letter from the Internal Revenue Service.

(v) The Company has delivered to the Buyer correct and complete copies of the plan documents and summary plan descriptions, the three most recently filed Form 5500 Annual Reports, all related trust agreements, insurance contracts, and other funding agreements and third party administrative agreements which implement each such Employee Benefit Plan.

(b) There have been no Prohibited Transactions with respect to any Employee Benefit Plan maintained by the Company or its Subsidiaries which has or could reasonably be expected to result in a material liability of the Company or its Subsidiaries. To the Knowledge of the Company, no Fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened. The Company has no Knowledge of any Basis for any such action, suit, proceeding, hearing, or investigation.

(c) None of the Company and its Subsidiaries has incurred, and none of the Company and its Subsidiaries has any reason to expect that any of the Company and its Subsidiaries will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal Liability). No Employee Benefit Plan of the Company or its Subsidiaries which is an Employee Pension Benefit Plan is or was a Multiemployer Plan or plan subject to Code Section 412 or Section 302 or Title IV of ERISA.

(d) None of the Company or its Subsidiaries maintains or contributes to, or within the preceding five years has contributed to or been required to contribute to, any Employee Welfare Benefit Plan providing medical, health, or life insurance for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Part 6 of Subtitle B of Title 1 of ERISA and Code Sec. 4980B or applicable state insurance laws).

4.22 Guaranties. None of the Company and its Subsidiaries is a guarantor for any Liability or obligation (including indebtedness) of any other Person.

4.23 Environment, Health, and Safety.

(a) Each of the Company, its Subsidiaries, and their respective corporate predecessors has complied in all material respects with all Environmental Laws, and, to the Knowledge of the Company, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply. Without limiting the generality of the preceding sentence, each of the Company and its Subsidiaries and, to the Knowledge of the Company, their respective corporate predecessors, has obtained and been in compliance in all material respects with all of the terms and conditions of all permits, licenses, and other authorizations which are required under, and has complied in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in, all Environmental Laws.

(b) To the Knowledge of the Company, none of the Company and its Subsidiaries has any Liability, other than Liability inherent in the ownership or operation of real estate (and none of the Company or its Subsidiaries and their respective corporate predecessors has handled or disposed of any substance, arranged for the disposal of any substance in violation of any applicable Environmental Law, or owned or operated any property or facility in any manner that could result in any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of the Company and its Subsidiaries giving rise to any Liability under any applicable Environmental Laws) for damage to any site, location, or body of water (surface or subsurface) under any applicable Environmental Laws.

The representations and warranties contained in this Section 4.23 constitute the sole representations and warranties concerning environmental matters.

4.24 Certain Business Relationships with the Company and Its Subsidiaries. None of the Significant Stockholders and their Affiliates has, or since January 1, 2000 has had, any interest in any asset, tangible or intangible, used in the business of any of the Company and its Subsidiaries or any interest in any business arrangement or relationship with any of the Company and its Subsidiaries. None of the Significant Stockholders and their Affiliates owns, or since January 1, 2000 has owned, an equity interest or any other financial or profit interest in a Person that has (a) had business dealings or a financial interest in any transaction with any of the Company and its Subsidiaries or (b) engaged in competition with any of the Company and its Subsidiaries with respect to any products or services of any of the Company and its Subsidiaries, except, in each such case, for the ownership of less than 1% of the outstanding stock of any publicly traded corporation.

4.25 Customers and Suppliers. Section 4.25 of the Company Disclosure Letter includes a true and accurate list of the Company’s and its Subsidiaries’ top ten (10) customers and suppliers for the fiscal year ended December 31, 2002. Since December 31, 2002, no customer or supplier listed in Section 4.25 of the Company Disclosure Letter has materially reduced its business with any of the Company and its Subsidiaries or advised any of the Company and its Subsidiaries that it may cease doing business or materially reduce its business with any of the Company and its Subsidiaries.

4.26 Disclosure. The representations and warranties contained in this Section 4 and the Company Disclosure Letter do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 4 and the Company Disclosure Letter not misleading.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

5.1 General. Each of the Parties will use his or its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

5.2 Notices and Consents. The Company will, and will cause each of its Subsidiaries to, give any notices to third parties and use its commercially reasonable efforts to obtain any third-party consents and/or estoppel certificates that are listed on Schedule 5.2 and such other third-party consents as the Buyer may reasonably request; provided, however, that Company shall not be required to make any payments to such third parties in order to obtain any such consents. Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3.1(b) and Section 3.2(b) above. Without limiting the generality of the foregoing, each of the Parties will file any Notification and Report Forms and related material that he or it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act (including, without limitation, using their commercially reasonable efforts to file their initial Notification and Report Forms, with all required exhibits and schedules thereto, on or before December 1, 2003 and, in any event, no later than December 2, 2003), will use his or its commercially reasonable efforts to obtain an early termination of the applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith.

5.3 Operation of Business. The Company will not, and will not cause or permit any of its Subsidiaries to, engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, the Company will not, and will not permit any of its Subsidiaries to, (a) declare, set aside, or pay any dividend or make any distribution with respect to its capital stock or redeem, purchase, or otherwise acquire any of its capital stock, (b) make any capital expenditure (or series of related capital expenditures) outside the Ordinary Course of Business involving more than $50,000 individually or $500,000 in the aggregate, or (c) otherwise engage in any practice, take any action, or enter into any transaction of the sort described in Section 4.9 above.

5.4 Preservation of Business. The Company will, and the Company will cause each of its Subsidiaries to, use its commercially reasonable efforts to keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees in the Ordinary Course of Business.

5.5 Access. The Company will permit, and cause each of its Subsidiaries to permit, representatives of the Buyer to have (subject to the terms of any applicable leases and subleases) access, upon reasonable request and at reasonable times, throughout the period prior to Closing, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to each of the Company and its Subsidiaries. Without limiting the generality of the preceding sentence, the Company will use its commercially reasonable efforts to cause its independent accountants to provide the Buyer and its independent accountants such access to its workpapers and other financial information as the Buyer and its independent accountants may reasonably request in connection with a review of interim unaudited consolidated financial statements of the Company and its Subsidiaries.

5.6 Notice of Developments.

(a) The Company will give prompt written notice to the Buyer of any material adverse development causing a breach of any of the representations and warranties in Section 4 above. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his or its own representations and warranties in Section 3 above. The Buyer will give prompt written notice to the Company of any material adverse development known to the Buyer causing a breach of any of the Company’s representations and warranties in Section 4 above. Except as set forth in Section 5.6(b) below, no disclosure by any Party pursuant to this Section 5.6, however, shall be deemed to amend or supplement the Significant Stockholder Disclosure Letter, the Buyer Disclosure Letter or the Company Disclosure Letter or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant or agreement.

(b) No later than three (3) business days prior to the Closing Date, the Company shall deliver to the Buyer supplements to the Company Disclosure Letter showing in reasonable detail any changes from the original Company Disclosure Letter that the Company believes are required to make the representations and warranties in Section 4 either true and correct in all material respects as if made on the Closing Date or true and correct in all respects with respect to any representations or warranties qualified by materiality limitations. If such supplement discloses an event or circumstance that, in the absence of such supplement, would have represented a breach of such representation or warranty (a “Presumed Breach”), then the Buyer shall have the following rights:

(i) If the Adverse Consequences that will or could reasonably be expected to result from all such Presumed Breaches do not equal or exceed $750,000 in the aggregate, then such supplement shall be deemed to have updated the Company Disclosure Letter for the purposes of Section 7.1(a) and Section 4, and the Buyer shall have no right to sue or reserve its rights to indemnification pursuant to Section 8 below in respect of the Adverse Consequences resulting from such Presumed Breaches; provided, however, that the Adverse Consequences resulting from such Presumed Breaches shall apply against the Indemnity Deductible, except with respect to any item (including deductibles therefor) that would reasonably be expected to be covered by the Company’s insurance within policy limits (including any umbrella or excess of loss).

(ii) If the Adverse Consequences that will or could reasonably be expected to result from all such Presumed Breaches shall equal or exceed $750,000 in the aggregate, but in the aggregate shall not constitute a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, then such supplement shall be deemed to have updated the Company Disclosure Letter for the purposes of Section 7.1(a) and Section 4, and the Buyer shall have the right to reserve its rights to indemnification pursuant to Section 8 below with respect to such Presumed Breaches, and the Adverse Consequences resulting from such Presumed Breaches shall apply against the Indemnity Deductible; provided, that the Buyer shall not reserve rights to indemnification with respect to any item (including deductibles therefor) that would reasonably be expected to be covered by the Company’s insurance within policy limits (including any umbrella or excess of loss).

(iii) If the aggregate Adverse Consequences that will or could reasonably be expected to result from all such Presumed Breaches shall equal or exceed $750,000 in the aggregate and in the aggregate shall also constitute a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, then the Buyer shall not be required to close the Merger; provided, that the Buyer shall not exercise its right not to close the Merger with respect to any item (including deductibles therefor) that would reasonably be expected to be covered by the Company’s insurance within policy limits (including any umbrella or excess of loss). If, however, the Buyer shall elect to close the Merger notwithstanding such Presumed Breaches, then the Buyer shall not be entitled to sue or to reserve its rights of indemnification under Section 8 below in respect of such Presumed Breaches, and no Adverse Consequences resulting from such Presumed Breaches shall apply against the Indemnity Deductible.

5.7 Exclusivity. Neither the Company nor any of the Significant Stockholders will (and the Significant Stockholders will not cause or permit any of the Company and its Subsidiaries to) (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets of, any of the Company and its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange) or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. None of the Significant Stockholders will vote their Company Shares in favor of any such acquisition structured as a merger, consolidation, or share exchange. The Company and the Significant Stockholders will notify the Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

5.8 Certain Financial Matters.

(a) If the Buyer determines that it may seek to make a private or public securities offering, and to assist the Buyer with its compliance with applicable periodic reporting requirements under the Securities Exchange Act, at the Buyer’s sole cost and expense, the Company shall use its commercially reasonable efforts to do the following, and shall use its commercially reasonable efforts to cause the Company’s independent accountants to assist with the following: (i) furnish the Buyer audited consolidated financial statements for the Company as of specified dates and for each specified years as may be required in forms meeting the requirements of Regulation S-X under the Securities Act, and (ii) furnish to the Buyer upon receipt of a final proposed draft of any registration statement (or offering memorandum), the consent of the Company’s independent accountants to the inclusion of their reports on such financial statements in a registration statement (or offering memorandum) and any amendments thereto. The Company shall cooperate regarding the foregoing and with the preparation and delivery of any comfort letters, management representation letters and other information and documentation that may be requested by the Buyer, its underwriters or placement agents or others in connection with such matters.

(b) The Company and the Significant Stockholders shall reasonably cooperate with the Buyer and use commercially reasonable efforts to take all action reasonably requested by the Buyer in connection with the financing of the transactions contemplated by this Agreement.

5.9 Employee Benefits. Except as provided in this Section, the Company shall, and shall cause its Subsidiaries to, continue and maintain all of their Employee Benefit Plans through the Closing and shall notify the Buyer in writing and in advance if the terms of any Employee Benefit Plan or any insurance contract or other agreement relating to any such Employee Benefit Plan is or are scheduled or proposed to be renewed, terminated or modified. No such renewal, termination or modification shall be made prior to Closing without the prior written consent of the Buyer, which consent shall not be unreasonably withheld. In the event the Buyer requests in writing that any Employee Benefit Plan be terminated prior to Closing, the Company shall, or shall cause its Subsidiaries to, do so, but at earliest immediately prior to and contingent upon the Closing.

5.10 Approval of Merger and Optional Redemption.

(a) By executing this Agreement, each of the Significant Stockholders covenants and agrees that it will, in its capacity as a holder of Company Shares and with the same effect as if such Significant Stockholder had so voted at a meeting of holders of Company Shares called for that purpose (and if such a meeting is called, each Significant Stockholder agrees that it will so vote), consent that the Company enter into this Agreement and consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement. Immediately following execution of this Agreement, each of the Significant Stockholders will sign a written consent in accordance with the DGCL and the foregoing sentence (the form of which the Buyer shall have an opportunity to review promptly following the date of this Agreement). The Company and the Significant Stockholders will take such action as is necessary under the DGCL to notify the other holders of Company Shares of such consent and, if necessary, to duly call, convene and hold a meeting of the holders of the Company Shares as soon as reasonably practicable after the date of this Agreement for the purpose of voting upon this Agreement and the Merger. The Company’s Board of Directors shall recommend approval and adoption of this Agreement by the holders of the Company Shares and shall take all lawful action to solicit the approval of the holders of the Company Shares. To the extent required by the DGCL, the Company shall promptly prepare and deliver to the holders of the Company Shares an information statement relating to transactions contemplated by this Agreement. The Stockholders’ Representative will exercise any and all rights it has to drag-along holders of Company Shares and Company Options in the transactions contemplated by this Agreement.

(b) At any meeting of the stockholders of the Company, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, each Significant Stockholder shall vote or cause to be voted the Company Shares and any additional Company Shares acquired by the Significant Stockholder (i) in favor of (A) approval of this Agreement and the Merger and (B) any matter that could reasonably be expected to facilitate the Merger and (ii) against any matter that could reasonably be expected to hinder, impede or delay the consummation of the Merger.

(c) Each Significant Stockholder agrees not (i) to sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer by such Significant Stockholder of, any of the Company Shares or offer any interest in any thereof to any Person other than pursuant to the terms of the Merger, (ii) to enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Company Shares and agrees not to commit or agree to take any of the foregoing actions or (iii) to take any action that would make any representation or warranty of such Significant Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Significant Stockholder from performing its obligations under this Agreement.

(d) Each Significant Stockholder hereby waives any applicable appraisal rights under the DGCL.

(e) Each of the Significant Stockholders hereby waives any and all notices that may be required from the Company, with respect to the optional redemption of the Company Preferred Shares, pursuant to Section (e)(iii)(b) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Company Preferred Shares filed with the State of Delaware Office of the Secretary of State on the 8th day of July 1998.

5.11 Employment Agreements. The Company will use its commercially reasonable efforts to assist the Buyer’s efforts to enter into employment and non-competition agreements with the Persons listed on Schedule 5.11 attached hereto, in each case on terms that are mutually agreeable to the Buyer and such Person.

5.12 Amendment of Contract. The Company will use its commercially reasonable efforts to cause the contract identified in Schedule 5.12 attached hereto to have been amended in accordance with the terms set forth in Schedule 5.12.

6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

6.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless such action is required by the terms of this Agreement or the requesting Party is entitled to indemnification therefor under Section 8 below). The Significant Stockholders acknowledge and agree that from and after the Closing the Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company and its Subsidiaries.

6.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any of the Company and its Subsidiaries, each of the other Parties will cooperate with him or it and his or its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8 below).

6.3 Transition. None of the Significant Stockholders will disparage any of the Company and its Subsidiaries in any way that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of any of the Company and its Subsidiaries from maintaining the same business relationships with the Company and its Subsidiaries after the Closing as it maintained with the Company and its Subsidiaries prior to the Closing. Each of the Significant Stockholders will refer all customer inquiries relating to the businesses of the Company and its Subsidiaries to the Buyer from and after the Closing.

6.4 Non-Solicitation. For a period of one (1) year from and after the Closing Date, and for a period of two (2) years from and after the Closing Date with respect to the Persons listed in Schedule 5.11 attached hereto, the Stockholders’ Representative shall not, directly or indirectly, solicit, induce, influence, combine or conspire with, or attempt to solicit or induce, any officer, director, employee, independent contractor or other Person to terminate its employment or other relationship with any of the Buyer, the Company and its Subsidiaries, except that the foregoing shall not apply to (a) any general advertising or recruitment efforts not specifically targeting such Persons or (b) any Person employed by the Buyer who did not come into contact with the Stockholders’ Representative or a representative of the Company in connection with the transactions contemplated by this Agreement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.4 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.5 Provision of Financial Statements. To the extent reasonably necessary for the Buyer or its Affiliates to prepare consolidated financial statements and to comply with any reporting obligations in respect thereof, upon written request of the Buyer, the Significant Stockholders will provide, and shall use their commercially reasonable efforts to cause their Affiliates to provide, to the Buyer and its accountants within thirty (30) days of such request such computer support, access to employees and the Significant Stockholders’ accountants and financial information as the Buyer may reasonably request in the format required by the Buyer and, upon the Buyer’s reasonable request, the Significant Stockholders will cooperate regarding the foregoing and comfort letters, management representation letters and other information and documentation that may be reasonably requested by the Buyer, its underwriters or placement agents or others in connection with such matters.

6.6 Certain Tax Matters.

(a) The Stockholders’ Representative shall have the right to prepare, or cause to be prepared, all federal, state and local Tax Returns of the Company and its Subsidiaries to be filed after the Closing Date which relate to a taxable period ending on or before the Closing Date, including any short taxable period (and shall reasonably cooperate with the Company’s personnel in connection therewith); provided, however, (i) the Company and its Subsidiaries shall bear all reasonable costs of preparing and filing such Tax Returns, (ii) the Stockholders’ Representative shall deliver to Buyer for its review, comment and approval (which approval will not be unreasonably withheld) a copy of the proposed Tax Return no later than thirty (30) days prior to the filing date of such Tax Return (including extensions thereof) and (iii) the Stockholders’ Representative shall confirm in writing that the proposed Tax Return has been prepared in a manner that is consistent with the past Tax practices and consistent with the past Tax Returns of the Company and its Subsidiaries. The Company and its Subsidiaries shall file all such Tax Returns and shall pay the amount of any Taxes shown due thereon to the appropriate Tax authorities.

(b) The Buyer shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns other than the Tax Returns which the Stockholders’

Representative shall prepare, or cause to be prepared, pursuant to Section 6.6(a) but if any such Tax Return relates to any period beginning before the Closing Date, (i) the Buyer shall deliver to the Stockholders’ Representative for its review, comment and approval (which approval will not be unreasonably withheld) a copy of the proposed Tax Return no later than thirty (30) days prior to the filing date of such Tax Return (including extensions thereof) and (ii) the Buyer shall confirm in writing that the proposed Tax Return has been prepared in a manner that is consistent with the past Tax practices and consistent with the past Tax Returns of the Company and its Subsidiaries.

(c) The Stockholders’ Representative shall have the right, at the expense of the Significant Stockholders, to control any Tax audit, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment, or contest to any extension or waiver of the limitations period applicable to any Tax claim or assessment (a “Tax Matter”), in each case to the extent relating to all Taxes attributable to taxable periods of the Company and its Subsidiaries covered by the representations under Section 4.11 above. If the Buyer is not entitled to control the Tax Matter under the foregoing provisions, the Stockholders’ Representative will provide, or cause to be provided, to the Buyer copies of all correspondence received from or delivered to the taxing authority in connection with such Tax Matter.

(d) If the Stockholders’ Representative does not elect to control a Tax Matter under Section 6.6(c) or otherwise does not control a Tax Matter which relates in whole or in part to taxable periods of the Company and its Subsidiaries covered by the representations under Section 4.11 hereof, (i) the Buyer will use good faith efforts for the benefit of the Company and its Subsidiaries and the Significant Stockholders in the defense or assertion of such Tax Matter, (ii) the Buyer will provide, or cause to be provided, to the Stockholders’ Representative, copies of all correspondence received from or delivered to the taxing authority in connection with any such Tax Matter, (iii) the Buyer, the Company and its Subsidiaries shall allow the Stockholders’ Representative to participate in such Tax Matter, and (iv) the Buyer, the Company and its Subsidiaries shall not settle such Tax Matter without the consent of the Stockholders’ Representative, which consent will not be unreasonably be withheld.

(e) Any Tax refunds received by the Company and its Subsidiaries relating to a period or partial period ending on or before the Closing Date shall be paid to the Stockholders’ Representative for the benefit of the holders of the Company Shares and the Company Options, except to the extent any such amount is reflected as a receivable or other asset on the Final Closing Date Balance Sheet and taken into account in determining the Final Closing Date Net Assets Amount.

(f) The Stockholders’ Representative and the Buyer shall (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other with any records or other information which may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing, the Buyer shall retain, and shall cause the Surviving Corporation to retain, and the Stockholders’ Representative shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information which may be relevant to such Tax Returns for all tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same.

6.7 Employee Matters. The Buyer will give employees of the Surviving Corporation or its Subsidiaries who were employees of Company or its Subsidiaries immediately prior to the Effective Time full credit for prior service with the Company or its Subsidiaries under any employee benefit plan maintained by the Buyer to the extent that such employees are or become covered by such plans.

7. Conditions to Obligation to Close.

7.1 Conditions to Obligation of the Buyer and Merger Sub. The obligations of the Buyer and Merger Sub to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in Section 3.1 and Section 4 above shall be true and correct in all material respects when made and at and as of the Closing Date as though made as of such date (unless such representation or warranty is specifically made as of an earlier date, in which case it shall remain true and correct as of such earlier date), except for any representations or warranties qualified by materiality limitations, which shall instead be true and correct in all respects;

(b) the Company and the Significant Stockholders shall have performed and complied with all of their covenants and agreements hereunder in all material respects through the Closing;

(c) the Company shall have (i) repaid all Indebtedness or (ii) with respect to any Indebtedness not repaid prior to Closing, obtained payoff letters for such Indebtedness to be paid by the Buyer on behalf of the Company at Closing as a reduction to the Purchase Price and, in each case, shall have provided to the Buyer UCC-3 termination statements that when filed will be sufficient to release any and all security interests held by third parties in connection with any such Indebtedness;

(d) the Company shall have delivered Letters of Transmittal to all holders of the Company Shares and the Significant Stockholders shall have approved this Agreement and the Merger pursuant to Section 5.10 above;

(e) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator which has a reasonable likelihood of success and wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of the Buyer to own the Company Shares and to control the Company and its Subsidiaries, or (iv) affect adversely the right of any of the Company and its Subsidiaries to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(f) the Company shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above in Section 7.1(a)-(e) is satisfied in all respects;

(g) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties, the Company, and its Subsidiaries shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Section 5.2 above;

(h) there (i) shall not have occurred or become known to the Buyer any event, development or circumstance since January 31, 2003 that has caused or could reasonably be expected to cause a material adverse condition or material adverse change in or affecting (A) the transactions contemplated by this Agreement, (B) the financial condition, results of operation, assets, liabilities, business or prospects of the Buyer and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole or (C) the validity or enforceability of any of the loan documentation or the documents relating to any of the financing commitments referred to in Section 3.2(f) above or the rights and remedies of the administrative agents or lenders thereunder, and (ii) shall not have occurred any material disruption or material adverse change, as determined by Lehman Brothers Inc. and SunTrust Robinson Humphrey, in their sole discretion, in the debt capital markets generally, or in the markets for bank loan or bridge loan syndication or high yield debt securities in particular or affecting the syndication or funding of bank loans or bridge loans (or the refinancing thereof) that may have a material adverse impact on the ability to syndicate the financing commitments referred to in Section 3.2(f) above or to sell or place the securities referenced in such financing commitments;

(i) the Buyer shall have received from counsel to the Company and the Stockholders’ Representative one or more opinions from the law firms of Bingham McCutchen and Porter & Hedges, LLP, as well as the Law Offices of Dennis Teeter, in the aggregate in form and substance as set forth in Exhibit D attached hereto, addressed to the Buyer, and dated as of the Closing Date;

(j) the Buyer shall have received the resignations, effective as of the Closing, of each director of the Company other than those whom the Buyer shall have specified;

(k) the Company shall have delivered to the Buyer the Estimated Closing Date Net Assets Amount and the certificate required by the last sentence of Section 2.5(a); and

(l) all actions to be taken by the Company and the Significant Stockholders in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

The Buyer may waive any condition specified in this Section 7.1 if it executes a writing so stating at or prior to the Closing.

7.2 Conditions to Obligations of the Company and the Significant Stockholders. The obligations of the Company and the Significant Stockholders to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in Section 3.2 above shall be true and correct in all material respects when made and at and as of the Closing Date as though made as of such date (unless such representation or warranty is specifically made as of an earlier date, in which case it shall remain true and correct as of such earlier date), except for any representations or warranties qualified by materiality limitations, which shall instead be true and correct in all respects;

(b) the Buyer shall have performed and complied with all of its covenants and agreements hereunder in all material respects through the Closing;

(c) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator which has a reasonable likelihood of success and wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(d) the Buyer shall have delivered to the Company a certificate to the effect that each of the conditions specified above in Section 7.2(a)-(c) is satisfied in all respects;

(e) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties, the Company, and its Subsidiaries shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Section 5.2 above; and

(f) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Stockholders’ Representative.

The Stockholders’ Representative may waive any condition specified in this Section 7.2 if it executes a writing so stating at or prior to the Closing.

8. Remedies for Breaches of This Agreement.

8.1 Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing hereunder (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) for one (1) year after the Closing Date; provided, however, that (a) the representations and warranties set forth in Sections 3.1, 3.2, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 and the covenants and agreements set forth in this Agreement shall survive indefinitely, without limitation, and (b) the representations and warranties set forth in Sections 4.11 shall survive for three (3) years after the Closing Date. No such termination shall affect the rights of a Party in respect of any claim made by such Party in a writing received by another Party prior to the expiration of any such period. This Section 8 is subject to the provisions set forth in Section 5.6 above.

8.2 Indemnification Provisions for Benefit of the Buyer.

(a) In the event the Company breaches (or in the event any third party alleges facts that, if true, would mean the Company has breached) any of its representations or warranties contained in Section 4 above when made or at and as of the Closing Date as though made as of such date (unless such representation or warranty is specifically made as of an earlier date, in which case it shall remain true and correct as of such earlier date), and, if there is an applicable survival period pursuant to Section 8.1 above, provided that the Buyer makes a written claim for indemnification against any of the Significant Stockholders pursuant to Section 10.8 below within such survival period, then the Significant Stockholders, jointly and severally, agree to indemnify the Buyer (including, after the Closing, the Surviving Corporation for all purposes of this Section 8) from and against the entirety of any Adverse Consequences the Buyer may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

(b) In the event the Company or any of the Significant Stockholders breaches (or in the event any third party alleges facts that, if true, would mean the Company or any of the Significant Stockholders has breached) any of their covenants or agreements contained herein (other than the covenants or agreements of the Significant Stockholders in Section 2.1 above), and, if there is an applicable survival period pursuant to Section 8.1 above, provided that the Buyer makes a written claim for indemnification against any of the Significant Stockholders pursuant to Section 10.8 below within such survival period, then the Significant Stockholders, jointly and severally, agree to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

(c) In the event any of the Significant Stockholders breaches (or in the event any third party alleges facts that, if true, would mean any of the Significant Stockholders has breached) any of his or its covenants or agreements in Section 2.1 above or any of his or its representations or warranties in Section 3.1 above when made or at and as of the Closing Date as though made as of such date (unless such representation or warranty is specifically made as of an earlier date, in which case it shall remain true and correct as of such earlier date), and, if there is an applicable survival period pursuant to Section 8.1 above, provided that the Buyer makes a written claim for indemnification against the Significant Stockholder pursuant to Section 10.8 below within such survival period, then such Significant Stockholder, severally and not jointly, agrees to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

(d) The Significant Stockholders, jointly and severally, agree to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Liability of any of the Company and its Subsidiaries for the unpaid Taxes of any Person (other than any of the Company and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e) The Significant Stockholders, jointly and severally, agree to indemnify the Buyer from and against the entirety of any Adverse Consequences the Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by the action of any Dissenting Stockholder under Section 262 of the DGCL (provided, however, that to the extent that any amount is finally paid to a Dissenting Stockholder for the fair value of its Company Common Shares, such Adverse Consequences shall be reduced by the Common Share Price for such Dissenting Stockholder’s Company Common Shares).

8.3 Indemnification Provisions for Benefit of the Significant Stockholders.

(a) In the event the Buyer breaches (or in the event any third party alleges facts that, if true, would mean the Buyer has breached) any of its representations or warranties contained herein when made or at and as of the Closing Date as though made as of such date (unless such representation or warranty is specifically made as of an earlier date, in which case it shall remain true and correct as of such earlier date), and, if there is an applicable survival period pursuant to Section 8.1 above, provided that the Stockholders’ Representative makes a written claim for indemnification against the Buyer pursuant to Section 10.8 below within such survival period, then the Buyer agrees to indemnify each of the Significant Stockholders from and against the entirety of any Adverse Consequences the Significant Stockholders may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Significant Stockholders may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

(b) In the event the Buyer breaches (or in the event any third party alleges facts that, if true, would mean the Buyer has breached) any of its covenants or agreements contained herein, and, if there is an applicable survival period pursuant to Section 8.1 above, provided that the Stockholders’ Representative makes a written claim for indemnification against the Buyer pursuant to Section 10.8 below within such survival period, then the Buyer agrees to indemnify each of the Significant Stockholders from and against the entirety of any Adverse Consequences the Significant Stockholders may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Significant Stockholders may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

8.4 Matters Involving Third Parties.

(a) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Section 8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to which the Indemnified Party is entitled to indemnification pursuant to the terms of this Agreement, (ii) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the

Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8.4(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which will not be unreasonably withheld.

(d) In the event any of the conditions in Section 8.4(b) above is or becomes unsatisfied, however, (i) the Indemnified Party will defend against the Third Party Claim actively and diligently, and will not consent to the entry of any judgment or enter into any settlement without the consent of the Indemnifying Party, which will not be unreasonably withheld, (ii) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 8.

8.5 Limitations. The liability of the Significant Stockholders for claims under this Agreement shall be limited by the following:

(a) No Adverse Consequences shall be recoverable by the Buyer pursuant to the provisions of this Section 8 unless and only to the extent that the amount of all such Adverse Consequences equals or exceeds $1,750,000 (the “Indemnity Deductible”) in the aggregate, in which case the Buyer shall be entitled to indemnification only for such excess;

provided, however, that the foregoing limitations in Sections 8.5(a) shall not apply to Adverse Consequences (i) in respect of the breach by the Company or any Significant Stockholder of any of the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6, (ii) in respect of claims made pursuant to Section 8.2(b), 8.2(c), or 8.2(e), or (iii) based on fraud.

(b) The aggregate amount of Adverse Consequences recoverable by the Buyer pursuant to the provisions of this Section 8 shall be limited to Adverse Consequences not exceeding an indemnity cap (the “Indemnity Cap”) of (i) $70,000,000, as to all indemnity claims made by the Buyer on or before the first anniversary of the Closing Date, and (ii) $10,000,000, as to all indemnity claims made by the Buyer after the first anniversary of the Closing Date and during the applicable survival period;

provided, however, that the foregoing limitations in Sections 8.5(b) above shall not apply to Adverse Consequences (i) in respect of the breach by the Company or any Significant Stockholder of any of the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6, (ii) in respect of claims made pursuant to Section 8.2(b), 8.2(c), or 8.2(e), or (iii) based on fraud.

8.6 Determination of Adverse Consequences. Any amounts required to be paid to an Indemnified Party pursuant to the terms of this Section 8 shall be (i) reduced by the amount of any Tax benefits reasonably anticipated to be received by the Indemnified Party during the period after Closing and increased by the amount of any increase in Taxes payable by the Indemnified Party with respect to such amounts required to be paid to an Indemnified Party pursuant to the terms of this Section 8 and (ii) reduced by any amount actually received by the Indemnified Party under insurance policies, less any retrospective premium obligations, experience-based premium obligations, other indemnification obligations and the present value of any reasonably anticipated increase in insurance premiums on account of such Adverse Consequences; provided, that the Indemnified Party shall refund to the Indemnifying Party the amount of any increase in insurance premiums which are not incurred. The Parties shall take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Adverse Consequences for purposes of this Section 8. All indemnification payments under this Section 8 shall be deemed adjustments to the Purchase Price.

8.7 Other Indemnification Provisions. After the Closing, the right of the Buyer and the Significant Stockholders (and their respective Affiliates, members, shareholders, officers and directors) to indemnification pursuant to Section 8 of this Agreement shall be the sole and exclusive right and remedy exercisable against any other party to this Agreement; provided, however, that this sentence shall not apply in cases of (i) fraud or (ii) intentional misrepresentation.

8.8 Directors’ and Officers’ Indemnification.

(a) The indemnification provisions of the certificate of incorporation and bylaws of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors or officers of the Company with respect to acts or omissions occurring prior to the Effective Time, unless such modification is required by law. The Buyer shall insure that the Surviving Corporation honors and performs its obligations under the Surviving Corporation’s certificate of incorporation and bylaws. In the event of the liquidation, dissolution or winding up of the Surviving Corporation, the Buyer agrees to assume the obligation of the Surviving Corporation under its certificate of incorporation. At its election, the Stockholders’ Representative will obtain tail directors and officers liability insurance coverage for such period of six (6) years after the Effective Time, and, if such election is made, the Buyer will reimburse the Stockholders’ Representative for up to $130,000 of such expense.

(b) In the event the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made by the Buyer so that the successors and assigns of the Surviving Corporation shall assume the obligations set out in this Section 8.8.

(c) The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 8.8.

(d) The rights of each director, former director, officer and former officer of the Company (“D&O Indemnified Persons”) hereunder shall be in addition to any other rights such D&O Indemnified Person may have under the charter or bylaws of the Company or the Surviving Corporation, under the DGCL or otherwise. The provisions of this Section 8.8 shall survive the consummation of the Merger and expressly are intended to benefit each of the D&O Indemnified Persons. Notwithstanding the foregoing, the Buyer may cause the Surviving Corporation’s certificate of incorporation and bylaws to be modified to reflect the agreement of the Parties that any obligation that the Surviving Corporation may have, whether under the certificate of incorporation, the bylaws or otherwise, to indemnify the D&O Indemnified Parties:

(i) shall not apply to any action taken by any D&O Indemnified Person in connection with this Agreement or the transactions contemplated by this Agreement;

(ii) shall not restrict in any manner the rights of the Buyer pursuant to this Section 8 or require the Company to indemnify D&O Indemnified Persons from any proper claim brought by the Buyer thereunder.

(e) Each of the Significant Stockholders hereby agrees that he or it will not make any claim for indemnification against any of the Company and its Subsidiaries by reason of the fact that he or it was a director, officer, employee, or agent of any such entity or was serving at the request of any such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought in good faith by the Buyer against such Significant Stockholder pursuant to this Agreement.

9. Termination.

9.1 Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) the Buyer and the Stockholders’ Representative may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) the Buyer may terminate this Agreement by giving written notice to the Stockholders’ Representative at any time prior to the Closing (i) in the event the Company or any of the Significant Stockholders has breached any material representation, warranty, covenant or agreement contained in this Agreement in any material respect, the Buyer has notified the Company and the Stockholders’ Representative of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach or (ii) if the Closing shall not have occurred on or before February 2, 2004, by reason of the failure of any condition precedent under Section 7.1 hereof (unless the failure results primarily from the Buyer itself breaching any material representation, warranty, covenant or agreement contained in this Agreement in any material respect); provided, however, that such date shall automatically be extended to March 31, 2004 if the failure relates to the Hart-Scott-Rodino Act; and

(c) the Stockholders’ Representative may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (i) in the event the Buyer has breached any material representation, warranty, covenant or agreement contained in this Agreement in any material respect, the Stockholders’ Representative has notified the Buyer of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach or (ii) if the Closing shall not have occurred on or before February 2, 2004, by reason of the failure of any condition precedent under Section 7.2 hereof (unless the failure results primarily from any of the Significant Stockholders themselves breaching any material representation, warranty, covenant or agreement contained in this Agreement in any material respect); provided, however, that such date shall automatically be extended to March 31, 2004 if the failure relates to the Hart-Scott-Rodino Act.

9.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 9.1 above, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 10.12 and 10.17 will survive; provided, however, that if this Agreement is terminated by a Party because of the willful breach of the Agreement by another Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of another Party’s willful failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

10. Miscellaneous.

10.1 Nature of Certain Obligations.

(a) The representations and warranties of each of the Significant Stockholders in Section 3.1 above concerning the transaction are several obligations. This means that the particular Significant Stockholder making the representation, warranty, covenant or agreement will be solely responsible to the extent provided in Section 8 above for any Adverse Consequences the Buyer may suffer as a result of any breach thereof.

(b) The representations, warranties, covenants and agreements of the Significant Stockholders in Section 8 of this Agreement are joint and several obligations. This means that each such Party making a joint and several representation, warranty, covenant or agreement will be responsible to the extent provided in Section 8 above for the entirety of any Adverse Consequences the Buyer may suffer as a result of any breach thereof.

10.2 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to or immediately after the Closing without the prior written approval of the Buyer and the Stockholders’ Representative; provided, however, that the Buyer may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities.

10.3 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.4 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

10.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Buyer and the Stockholders’ Representative; provided, however, that the Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

10.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

10.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as set forth below, or, if by telex or telecopy, when confirmation of such transmission has been received by the sender, as set forth below:

If to the Stockholders’ Representative:

Freeman Spogli & Co.

11100 Santa Monica Blvd.

Suite 1900

Los Angeles, CA 90025

Telecopier: (310) 444-1870

Attention: J. Frederick Simmons

Copy to:

Bingham McCutchen LLP

355 South Grand Ave.

Suite 4400

Los Angeles, CA 91709

Telecopier: (213) 680-6499

Attention: Richard J. Welch

If to the Company:

Century Maintenance Supply, Inc.

10050 Cash Road, #1

Stafford, TX 77477

Telecopier: (281) 208-5094

Attention: Richard E. Penick, Chief Financial Officer

If to the Buyer or the Merger Sub:

Hughes Supply, Inc.

One Hughes Way

Orlando, Florida 32805

Telecopier: (407) 836-5414

Attention: David Bearman, Chief Financial Officer

Copy to:

Hughes Supply, Inc.

One Hughes Way

Orlando, Florida 32805

Telecopier: (407) 649-3018

Attention: John Z. Paré, Senior Vice President and General Counsel

and to:

Holland & Knight LLP

200 South Orange Ave., Suite 2600

Orlando, FL 32801

Telecopier: (407) 244-5288

Attention: Tom McAleavey

If to the Century AC or Bearden:

Dennis C. Bearden

12818 Jarvis

Cypress, TX 77429

Telecopier: (281) 568-3943

Any Party may change the address, telex or telecopy to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.9 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) The parties hereto agree that any action, suit or proceeding (a “Proceeding”) arising out of the transactions contemplated by this Agreement shall be commenced and litigated exclusively in the United States District for the District of Delaware or in a state court of the State of Delaware.

(c) Each of the parties hereto hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each such party agrees not to commence any Proceeding, except in such courts), (ii) waives any objection to the laying of venue of any Proceeding in the courts of the State of Delaware, and (iii) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any court of the State of Delaware has been brought in an improper or otherwise inconvenient forum.

(d) Each Party hereto hereby irrevocably designates and appoints R,L & F Service Corp. at One Rodney Square, Wilmington, Delaware 19801 (hereinafter called the “Agent”), as its attorney-in-fact to receive service of process in such Proceeding, it being agreed that service upon such attorney-in-fact shall constitute valid service upon each such party or its successors or assigns, and each party agrees that (i) the sole responsibilities of the Agent shall be (x) to receive such process, (y) to send a copy of any such process so received to such party, by registered airmail, return receipt requested, at the address set out in Section 10.8 of this Agreement, or at the last address filed in writing by such party with the Agent and (z) to give prompt telegraphic notice of receipt thereof to such party at such address, and (ii) the Agent shall have no responsibility for the receipt or non-receipt by such party of such process, nor for any performance or non-performance by such party, or any other party to this Agreement or their successors or assigns. The Company hereby agrees to pay to the Agent such compensation as shall be agreed upon from time to time for services of the Agent hereunder. Each Party hereby agrees that its submission to jurisdiction and its designation of the Agent set out above is made for the express benefit of each of the Parties hereto. Each Party further covenants and agrees that so long as this Agreement shall be in effect, such Party shall maintain a duly appointed agent for the service of summonses and other legal processes in Wilmington, Delaware and will notify the other Parties hereto of the name and address of such agent if it is no longer the Agent.

10.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Stockholders’ Representative. No waiver by any Party of any default, misrepresentation, or breach of warranty, covenant or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.12 Expenses. Each of the Parties will bear his or its own costs and expenses (including legal and advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. The Buyer will pay the Hart-Scott-Rodino Act filing fee. The Company and Stockholder Transaction Expenses shall reduce the Purchase Price hereunder as set forth in the definition of Preliminary Purchase Price above. The Significant Stockholders agree that none of the Company and its Subsidiaries has borne or will bear any of the costs and expenses of the Company and the Significant Stockholders (including any of their legal and advisory fees and expenses) in connection with this Agreement or any of the transactions contemplated hereby.

10.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, covenant and agreement contained herein shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.

10.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 10.9 above), in addition to any other remedy to which they may be entitled, at law or in equity.

10.15 Attorneys’ Fees. In the event any litigation arises out of or in connection with this Agreement, the prevailing Party in such litigation will be entitled to recover from the other Party or Parties to such litigation all reasonable attorneys’ fees, expenses and litigation costs, including those associated with any appellate or post-judgment collection proceeding.

10.16 Stockholders’ Representative.

(a) The Company and the Significant Stockholders hereby authorize, direct and appoint the Stockholders’ Representative to act as sole and exclusive agent, attorney-in-fact and representative of the Significant Stockholders and the other holders of Company Shares and Company Options, with full power of substitution with respect to all matters under this Agreement, including, without limitation, determining, giving and receiving notices and processes hereunder, receiving certain distributions of the Common Share Price to or for the benefit of the holders of the Company Shares and the Company Options, entering into any documents required or permitted under Section 8, contesting and settling any and all claims for indemnification pursuant to Section 8 hereof, resolving any other disputes hereunder, performing the duties expressly assigned to the Stockholders’ Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as Stockholders’ Representative shall reasonably deem necessary or prudent in connection with the foregoing. The Stockholders’ Representative shall have the sole and exclusive right on behalf of any Significant Stockholder to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under Section 8 and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Stockholders’ Representative consistent herewith, shall be absolutely and irrevocably binding on each Significant Stockholder as if such Significant Stockholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Significant Stockholder’s individual capacity, and no Significant Stockholders shall have the right to object, dissent, protest or otherwise contest the same. Any action required to be taken by the Significant Stockholders hereunder or any action which Significant Stockholders, at their election, have the right to take hereunder, shall be taken only by the Stockholders’ Representative and no Significant Stockholder acting on its own shall be entitled to take any such action. All deliveries and payments to be made by the Buyer to the Stockholders’ Representative pursuant to Sections 2.3(c) and 2.5(d) above shall be made on behalf of the holders of Company Common Shares and Company

Options and shall constitute full performance of the obligations of the Buyer to the Stockholders’ Representative pursuant to such sections with respect to such amounts. The Buyer shall not be liable for allocation of particular deliveries and payments of such amounts by the Stockholders’ Representative.

(b) The appointment of the Stockholders’ Representative as each Significant Stockholder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Significant Stockholder with regard to this Agreement. The appointment of the Stockholders’ Representative as attorney-in-fact pursuant hereto is coupled with an interest and is irrevocable. The obligations of each Significant Stockholder pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Significant Stockholder or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any Significant Stockholders of the whole or any fraction of its interest in any payment due to it under this Agreement.

(c) The Stockholders’ Representative hereby accepts the foregoing appointment and agrees to serve as Stockholders’ Representative, subject to the provisions hereof, for the period of time from and after the date hereof without compensation except for the reimbursement from the holders of the Company Shares and the Company Options, out of the Net Assets Holdback or the Stockholder Holdback, of reasonable out of pocket expenses incurred by Stockholders’ Representative in its capacity as such. Each of the Significant Stockholders hereby acknowledges and agrees, that in appointing Stockholders’ Representative as their representative pursuant to the terms and provisions of this Section 10.16, and as specified herein, Stockholders’ Representative shall not, in the absence of bad faith, willful misconduct or gross negligence, have any liability to the Significant Stockholders whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the Significant Stockholders.

(d) The provisions of this Section 10.16 shall in no way impose any obligations on the Buyer. In particular, notwithstanding any notice received by the Buyer to the contrary and absent bad faith or willful misconduct, the Buyer (i) shall be fully protected in relying upon and shall be entitled to rely upon, shall have no liability to the Significant Stockholders with respect to, actions, decisions and determinations of the Stockholders’ Representative and (ii) shall be entitled to assume that all actions, decisions and determinations of the Stockholders’ Representative are fully authorized by all of the Significant Stockholders.

10.17 Confidentiality.

(a) Between the date of this Agreement and the Closing Date, the Buyer, the Company and the Significant Stockholders will maintain in confidence, and will cause their directors, officers, employees, agents, and advisors to maintain in confidence, any written, oral, or other information obtained in confidence from another Party or its Subsidiaries in connection with this Agreement, unless (i) such information is already known to such Party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such Party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (iii) the furnishing or use of such information is required by legal proceedings.

(b) If the transactions contemplated by this Agreement are not consummated, each Party will return or destroy as much of such written information as the other party may reasonably request.

(c) Notwithstanding anything in this Agreement to the contrary, each Party (and each employee, representative or other agent of any Party) may disclose to any and all persons, without limitation of any kind, the U.S. Federal income Tax treatment and U.S. Federal income Tax structure of any and all transactions contemplated by this Agreement (the “Transactions”) and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any Party (or to any employee, representative or other agent of any such Party) relating to such Tax treatment or Tax structure; provided, however, that such disclosure may not be made (i) until the earlier of (x) the date of the public announcement of discussions relating to the Transactions, (y) the date of the public announcement of the Transactions and (z) the date of the execution of any agreement to enter into the Transactions and (ii) to the extent required to be kept confidential to comply with any applicable federal or state securities laws.

* * * * *

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the date first above written.

BUYER

Hughes Supply, Inc.

By:	/s/ David Bearman
Name:	David Bearman
Title:	Executive Vice President and CFO

MERGER SUB

MRO Merger Corp.

By:	/s/ David Bearman
Name:	David Bearman
Title:	Treasurer

COMPANY

Century Maintenance Supply, Inc.

By:	/s/ Richard Penick
Name:	Richard Penick
Title:	V.P.

STOCKHOLDERS’ REPRESENTATIVE

FS Equity Partners IV, L.P.

By:	FS Capital Partners LLC
Its:	General Partner

	By:	/s/ Mark J. Doran
	Name:	Mark J. Doran
Title:

OTHER SIGNIFICANT STOCKHOLDERS

Century Airconditioning Holdings, Inc.

By:	/s/ Richard Penick
Name:	Richard Penick
Title:	V.P.

/s/ Dennis Bearden
Dennis C. Bearden